UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cornerstone Therapeutics Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

with a copy to:

Chiesi Farmaceutici SpA	Morgan, Lewis & Bockius LLP
Via Palermo 26/A	101 Park Avenue
43122 Parma, Italy	New York, New York 10178-0060
Attention:	Attention:
Marco Vecchia	Steven A. Navarro
Phone: +39 0521 2791	Emilio Ragosa
Facsimile: +39 0521 774468	Phone: (212) 309-6000
Facsimile: (212) 309-6001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21924P103		13D/A

1	Names of Reporting Persons Chiesi Farmaceutici SpA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,226,542 (1)

	8	Shared Voting Power 15,783,163 (2)

	9	Sole Dispositive Power 4,226,542 (1)

	10	Shared Dispositive Power 15,783,163 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,009,705 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 65.0% (3)

14	Type of Reporting Person CO

(1)

Represents 4,226,542 shares of Common Stock issuable upon conversion of the $30 million Term Loan B under the 2012 Credit Agreement (as defined below). Principal amounts outstanding under Term Loan B may be converted into Common Stock at $7.098 per share at Chiesi’s option at any time during the 24 months following the closing of the Facility, up to an aggregate of 4,226,542 shares of Common Stock.

(2)

Includes (i) 11,902,741 shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”) on July 28, 2009; (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the Chief Executive Officer of the Company, and Steven M. Lutz, the former Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement (as defined below) which was requested by Chiesi within 90 days of the closing of the Company Stock Sale (as defined below); (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to the December 16, 2010 Stock Purchase Agreement (as defined below); (v) 21,200 shares of outstanding Common Stock acquired by Chiesi in open market transactions between November 29, 2011 and March 15, 2012; (vi) 1,443,913 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.25 per share from Carolina (as defined below) on April 3, 2012, pursuant to the March 2012 Stock Purchase Agreement (as defined below); and (vii) options to purchase 95,625 shares of Common Stock that are exercisable within 60 days of the date of this filing held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi.

(3)	Calculated based on 26,440,902 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Company’s 10-Q filed November 8, 2012).

1	Names of Reporting Persons Chiesi U.S. Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,687,538 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,687,538 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687,538 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (2)

14	Type of Reporting Person CO

(1)

Includes (i) 11,902,741 shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”) on July 28, 2009; (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the Chief Executive Officer of the Company, and Steven M. Lutz, the former Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement (as defined below) which was requested by Chiesi within 90 days of the closing of the Company Stock Sale (as defined below); (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to the December 16, 2010 Stock Purchase Agreement (as defined below); (v) 21,200 shares of outstanding Common Stock acquired by Chiesi in open market transactions between November 29, 2011 and March 15, 2012; and (vi) 1,443,913 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.25 per share from Carolina (as defined below) on April 3, 2012, pursuant to the March 2012 Stock Purchase Agreement (as defined below).

(2)	Calculated based on 26,440,902 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Company’s 10-Q filed November 8, 2012).

Item 1.         Security and Company

This Amendment No. 6 (this “Schedule 13D/A”) amends the Schedule 13D originally dated May 6, 2009, as amended on July 28, 2009, November 25, 2009, December 20, 2010 and April 17, 2012, and as amended and restated in its entirety on July 9, 2012 and relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.         Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D/A is being filed jointly on behalf of Chiesi Farmaceutici SpA (“Chiesi”) and Chiesi U.S. Corporation, a wholly-owned subsidiary of Chiesi (“Chiesi US”, and together with Chiesi, the “Filing Persons”).

(b) The principal business address and principal office address of Chiesi is Via Palermo 26/A, 43122 Parma, Italy.  The principal business address and principal office address of Chiesi US is c/o Chiesi Farmaceutici SpA, Via Palermo 26/A, 43122 Parma, Italy.

(c) Attached as Schedule A is the name, principal occupation, business address and citizenship of each executive officer and/or director of each of the Filing Persons.  Schedule A is incorporated into and made a part of this Schedule 13D/A.

(d) During the last five years, neither of the Filing Persons, nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filing Persons, nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Chiesi is organized under the laws of Italy. Schedule A sets forth the citizenship of each executive officer and/or director of Chiesi.

Chiesi US is a corporation organized under the laws of the State of Delaware. Schedule A sets forth the citizenship of each executive officer and/or director of Chiesi US.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

In preparation for the Proposed Transaction (as defined in Item 4 below), on February 14, 2013, Chiesi transferred 15,687,538 of the shares of Common Stock beneficially owned by Chiesi to Chiesi US, a wholly-owned subsidiary of Chiesi.

The source of the consideration to be provided by Chiesi in connection with the Proposed Transaction will be working capital. No borrowed funds will be used in connection with the Proposed

Transaction, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On February 18, 2013, Chiesi delivered a letter (the “Letter”) to the Board of Directors of the Company (the “Board”) in which Chiesi proposed to acquire 100% of the Common Stock for a purchase price in the range of $6.40 to $6.70 per share in an all cash transaction (the “Proposed Transaction”).

As noted in the Letter, Chiesi has conducted an extensive review of the Company based on publically available information, Chiesi’s experience in the pharmaceutical industry and consultations with Chiesi’s advisors.  Based upon Chiesi’s experience and analysis, Chiesi believes the Company would be best positioned for long term growth and development as a private company and would benefit substantially from the synergies and shared resources that would result from this transaction with Chiesi.

The Proposed Transaction is subject to the grant by the Board of access to relevant non-public information regarding the Company, so that Chiesi can conduct due diligence.  Chiesi is prepared to move very quickly to enter into a customary confidentiality agreement with the Company and complete due diligence.

No binding obligation on the part of the Filing Persons or the Company will arise with respect to the Proposed Transaction as a result of the filing of this Schedule 13D/A or the delivery of the Letter.

The descriptions of the Letter and the Proposed Transaction above do not purport to be complete and are qualified in their entirety by reference to the Letter, a copy of which is filed as Exhibit 13 to this Schedule 13D/A and is incorporated herein by reference.

Other than as described above, neither the Filing Persons, nor to their knowledge, any of the individuals or entities named in Schedule A to this Schedule 13D/A, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D/A (although they reserve the right to develop such plans).

Item 5.         Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Schedule 13D/A, Chiesi beneficially owns 20,009,705 shares of Common Stock, representing approximately 65.0% of the Company’s issued and outstanding shares of Common Stock.  The 20,009,705 shares of Common Stock include: (a) 4,226,542 shares of Common Stock that are exercisable within 60 days, of which Chiesi will have sole power to vote and dispose, (b) 15,687,538 shares held by Chiesi US of which Chiesi may be deemed to share voting and dispositive power by virtue of its status as the sole stockholder of Chiesi US and (c) options to purchase 95,625 shares of Common Stock that are exercisable within 60 days of the date of this filing, held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi, of which Chiesi may be deemed to possess shared power to vote and dispose.  As of the date of this Schedule 13D/A, Chiesi US beneficially owns 15,687,538 shares of Common Stock, representing approximately 59.3% of the Company’s issued and outstanding shares of Common Stock.  Chiesi US may be deemed to share voting and dispositive power in connection with the 15,687,538 shares of Common Stock with Chiesi by virtue of Chiesi US’s status as a wholly-owned subsidiary of Chiesi.  All calculations made in this paragraph were made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and were calculated based on 26,440,902 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Company’s 10-Q filed November 8, 2012).

To the knowledge of the Filing Persons and other than as set forth above, no other shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D.

(c) Neither of the Filing Persons, nor, to the knowledge of the Filing Persons, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) — (e) Not applicable.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 13	Letter, dated February 18, 2013, from Chiesi Farmaceutici SpA to the Board of Directors of Cornerstone Therapeutics, Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

Chiesi Farmaceutici SpA

By:	/s/ Ugo Di Francesco
	Name:	Ugo Di Francesco
	Title:	CEO

Chiesi U.S. Corporation

By:	/s/ Ugo Di Francesco
	Name:	Ugo Di Francesco
	Title:	President

SCHEDULE A

Chiesi Farmaceutici SpA

Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Alberto Chiesi	President	President	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President	Vice-President & Director of R&D	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Di Francesco	CEO	CEO / Managing Director	Via Palermo 26/A 43122 Parma Italy	Italian

Alessandro Chiesi	Director	Head of South Europe	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Director	Head of Project and Portfolio Management	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Director	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Giacomo Chiesi	Director	Business Development Manager	Via Palermo 26/A 43122 Parma Italy	Italian

Carlo Sante Antonio Salvatori	Director	President — Lazard Italy	Via Palermo 26/A 43122 Parma Italy	Italian

Executive Officers (1)

Name	Position	Business Address	Citizenship
Alberto Chiesi	President	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President & Director of R&D	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Di Francesco	CEO / Managing Director	Via Palermo 26/A 43122 Parma Italy	Italian

Marco Vecchia	Head of Legal & Corporate Affairs	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Bettini	Head of Corporate, Human Resources and Organization	Via Palermo 26/A 43122 Parma Italy	Italian

Danilo Piroli	Head of Corporate Finance & Control	Via Palermo 26/A 43122 Parma Italy	Italian

Anton Giorgio Failla	Head of Corporate Development	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Mark Parry-Billings	Head of Corporate Drug Development	Via Palermo 26/A 43122 Parma Italy	English

Alessandro Chiesi	Head of South Europe	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Head of Project and Portfolio Management	Via Palermo 26/A 43122 Parma Italy	Italian

Giovanni La Grasta	Head of Corporate Industrial & Supply Operations	Via Palermo 26/A 43122 Parma Italy	Italian

Cosimo Pulli	Head of Emerging Countries and International Commercial Operations	Via Palermo 26/A 43122 Parma Italy	Italian

Giuseppe Chiericatti	Head of Corporate Marketing Italy	Via Palermo 26/A 43122 Parma Italy	Italian

Thomas Gauch	Head of North and Central Europe	Via Palermo 26/A 43122 Parma Italy	Swiss

(1)         The listing of these individuals for purposes of this Schedule 13D shall not be deemed an admission that such individuals are “officers” under Italian law.

Chiesi U.S. Corporation

Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Ugo Di Francesco	Director and President	CEO / Managing Director — Chiesi Farmaceutici SpA	c/o Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma Italy	Italian

Executive Officers

Name	Position	Business Address	Citizenship
Ugo Di Francesco	Director and President	c/o Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma Italy	Italian

Danilo Piroli	Vice President, Secretary and Treasurer	c/o Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma Italy	Italian